April 5, 2007

VIA EDGAR CORRESP

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ascendia Brands, Inc.

Amendment No. 1 to Preliminary Schedule 14C

File No. 001-32187

Dear Ms. Long:

On behalf of Ascendia Brands, Inc. (the “Company”), we are responding to the Staff’s comments regarding the Company’s Preliminary Schedule 14C (the “Schedule 14C”) filed with the Securities and Exchange Commission (the “Commission”) on January 24, 2007. We filed on April 5, 2007 Amendment No. 1 to the Schedule 14C.

We have set forth below each of the Staff’s comments and the Company’s response to each comment.

1.

We note that you are informing shareholders of action taken to issue two series of preferred stock in exchange for outstanding shares of common stock and to amend the terms of outstanding convertible notes. Therefore, must provide the disclosure required by Schedule 14A with respect to the modification or exchange of securities. See Note A to Schedule 14A. You must accordingly provide the information called for by Items 12 and 13 of Schedule 14A. Pursuant to Item 13(a), please include financial statements meeting the requirements of Regulation S-X. If you intend to incorporate this information by reference, you must follow the procedures specified in Items 13(b) and 13(c). Refer to Note A and Item 12(f), of Schedule 14A. We may have additional comments upon review of this disclosure.

In response to the Staff’s comment, the Company has revised the applicable disclosure. Please note that the information required by Items 13(a)(3)-(6) has been incorporated by reference in accordance with the procedures specified in Items 13(b) and 13(c). The information referred to in Item 13(a)(1) is not applicable as there are no applicable transactions other than that pursuant to which action is to be taken as described in this information statement and the information referred to in Item 13(a)(2) is set forth in the revised disclosure.

Pamela A. Long, Esq.

April 5, 2007

On April 2, 2007, the Company filed a Current Report on Form 8-K with the Commission that disclosed the Company’s conclusion that certain financial information that had been filed with the Commission would be restated. The information required by Items 13(a)(3)-(6) in the Schedule 14C will be incorporated by reference to the amended filings that include the restated financial information. Similarly, certain of the information referred to in Item 13(a)(2) will be derived from the restated financial information. The Company will not file with the Commission a definitive Schedule 14C until the restated financial information has been filed with the Commission, at which time certain blanks in Amendment No. 1 to the Schedule 14C will be replaced by the applicable information from the restated financial information.

2.

To permit readers to have a better understanding of each of the actions you are taking, please revise your disclosure to distinguish between the exchange of Series B and Series B-1 preferred stock for common stock and the amendment to the outstanding senior secured convertible notes.

In response to the Staff’s comment, we have revised the applicable disclosure.

3.

In addition, please revise your discussion of the second amended and restated registration rights agreement on page 5 to clarify the agreement’s application to the preferred stockholders and the convertible noteholders.

In response to the Staff’s comment, we have revised the applicable disclosure.

4.

Please revise your discussion to describe any material differences between the outstanding convertible notes and the convertible notes, as amended, in respect of any of the matters addressed in Item 202 of Regulation S-K. See Schedule 14A, Item 12(b).

In response to the Staff’s comment, we have revised the applicable disclosure.

5.

We note your discussion of the consideration provided to the company for exchanging common stock for the two series of preferred stock. Please revise to clarify whether the waiver of the registration delay payments was the reason for engaging in the exchange or, if not, the reasons for so doing. Discuss the general effect, if any, of the exchange upon the rights of existing security holders. Please make similar revisions with respect to the amendment to the terms of the convertible notes. Refer to Item 12(c) of Schedule 14A. Please also revise to state whether you were in default of the terms of the registration rights agreement or in your payments on the convertible notes. See Schedule 14A, Item 12(d).

Pamela A. Long, Esq.

April 5, 2007

In response to the Staff’s comment, we have revised the applicable disclosure.

Please do not hesitate to contact me at (212) 883-4992 or Andrew Sheldrick, General Counsel of the Company, at (609) 219-0930, ext. 145, with any questions or comments regarding this letter or the Schedule 14C. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Herbert Henryson II

Herbert Henryson II

For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

cc:	Matt Franker, Esq.

Andrew Sheldrick, Esq,